Fund	Assets as of September 30, 2020	Minimum Bond Amount
Madison Funds	$2,292,464,540	$1,700,000
Ultra Series Fund	1,479,593,697	$1,250,000
Madison Covered Call & Equity Strategy Fund	139,009,049	$525,000
Total Required Bond		$3,475,000
Total Amount of Joint Bond		$5,000,000